

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2006

Mr. James R. Maronick
Chief Financial Officer
Solitario Resources Corporation
4251 Kipling St, Suite 390
Wheat Ridge, CO 80033

   Re: Solitario Resources Corporation
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 28, 2006
     Response Letter Dated August 14, 2006
     File No. 0-50602

Dear Mr. Maronick:

   We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations

1. We have considered your response to our prior comment number four in our letter of July 14, 2006. We do not agree with your conclusions. We note that Statement of Financial Accounting Standards (SFAS) 7, paragraph 9, indicates that exploring for and developing natural resources, or acquiring mineral rights, is typically a development stage enterprise. Further, the sale of a property would not be considered revenue, as defined in Regulation S-X 5-03(b), but appears to be more appropriately classified as a gain or loss on discontinued operation under the provisions of SFAS 144.

The staff does not believe the phrase "new business" as used in the context of your response is a controlling factor in applying the requirements of SFAS 7. Your disclosures in Note 1 indicate you had no activity prior to 1993, the year you became a public company, and this would be the relevant date for determining whether you are establishing a new business. In addition, SFAS 7 paragraph 4, indicates that it applies to any separate financial statements of a development stage subsidiary of an established operating enterprise.

As such, your operations appear to meet the criteria of SFAS 7 paragraph 8(b). We reissue our prior comment four in our letter of July 14, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief